Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation

(Parent Corporation) (a)

	Quarter ended			Six months ended
(dollar amounts in millions)	June 30, 2006	March 31, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Income before income taxes and equity in undistributed net income (loss) of subsidiaries	$136	$123	$210	$259	$318
Fixed charges: interest expense and amortization of debt issuance costs	59	55	49	114	96

Total earnings (as defined)	$195	$178	$259	$373	$414

Ratio of earnings (as defined) to fixed charges	3.31	3.20	5.29	3.26	4.33

(a)	The parent corporation ratios include the accounts of Mellon Financial Corporation; Mellon Funding Corporation, a wholly owned subsidiary of Mellon that functions as a financing entity for Mellon and its subsidiaries by issuing commercial paper and other debt guaranteed by Mellon; and MIPA, LLC, a single member limited liability company wholly owned by Mellon, created to hold and administer corporate owned life insurance. Because these ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, these ratios vary with the payment of dividends by such subsidiaries.